Mail Stop 3010

November 4, 2009

Ms. Jennifer Barbetta
Managing Director and Chief Financial Officer
Goldman Sachs Hedge Strategies LLC
One New York Plaza
New York, NY 10004

        Re: **Goldman Sachs Hedge Fund Partners, LLC**
               Form 10-K for the Year Ended December 31, 2008
               Forms 10-Q for the Periods Ended March 31 and June 30, 2009
               File No. 0-50723

Dear Ms. Barbetta:

        We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Note 3 – Investments, page F-10

1.   Please clarify how the company determined that financial statements for significant investees were not required by Rule 3-09 of Regulation S-X.

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        Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant